

Mail Stop 3720

October 19, 2006

VIA U.S. MAIL AND FAX (512) 878-4010
Mr. Matthew Wilfley
Chief Financial Officer
Grande Communication Holdings Inc.
401 Carlson Circle
San Marcos, TX   78666

> **Re:** **Grande Communication Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Filed May 12, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Filed August 11, 2006**
> **File No. 333-115602**

Dear Mr. Wilfley:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    /s/ Larry Spirgel
                                    Assistant Director